KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen Partner Phone (212) 715-9522 GSilfen@KramerLevin.com

June 23, 2015

James E. O’Connor Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C.20549

Re:	Archstone Alternative Solutions Fund (the "Fund")
Registration Statement on Form N-2
File Numbers: 333-202864; 811-23042 (the “Registration Statement”

Dear Mr. O’Connor:

Set forth below are the above-referenced Fund’s responses to written comments received on April 17, 2015 in connection with the Fund's N-2 filing on March 19, 2015.  Also set forth below are the above-referenced Fund’s responses to comments received telephonically on June 1, 2015 from Ms. Christina DiAngelo Fettig, in connection with the Summary of Fund Expenses, the Expense Example and seed audit financials.  The changes addressing all comments have been reflected in Pre-Effective Amendment No.1 to the Registration Statement, which is filed simultaneously herewith.

For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.  Capitalized terms used but not defined in this letter have the meanings ascribed to them in the N-2 filing.

Front Cover

1.	Please disclose in bold and in a bullet format on the front cover of the prospectus the following risks of investing in the Fund.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000
990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800
47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01
www.kramerlevin.com

Securities and Exchange Commission
June 23, 2015

•	An investment in the Fund is not suitable for investors who might need access to the money they invest.

•	There is no public market for the Fund’s shares and you should not expect to be able to sell your shares.

•	No shareholder will have the right to require the Fund to redeem his or her shares.

•
The Fund will implement a share repurchase program, but repurchases will be at the discretion of the Fund’s board of directors and will generally not exceed 20% of the Fund’s assets in any calendar quarter.

The requested disclosure has been made.

2.	Given that offshore funds are subject to the “passive foreign investment company” rules of the Internal Revenue Code, please revise the last sentence of the second paragraph to state: “The Fund’s hedged fund investments may primarily include offshore investment vehicles that may subject taxable investors’ capital gains to tax at ordinary income rates.” See Sections 1291-1298 of the Internal Revenue Code of 1986.

The requested change has been made.

3.	As described on page 48, the Fund’s “shares are not freely transferable.” Accordingly, please revise the first sentence of the fourth paragraph to state that “there will be no secondary market on which to sell shares.” Please make the same change in “Unlisted Closed-End Structure; Limited Liquidity and Transfer Restrictions,” on page 12.

The requested change has been made.

4.	The disclosure indicates that the offering will be conducted on a “best efforts” basis. Please disclose whether or not arrangements have been made to place the funds received in escrow, trust, or similar arrangement. See Instruction 5 to Item 1 of Form N-2.

On page ii of the N-2 filing, the following sentence notes that the Fund will arrange to receive funds in a non-interest-bearing escrow account: “Amounts received from investors as potential investments in the Fund are held in a non-interest-bearing escrow account at the Fund’s custodian, serving as escrow agent, pending the admission of investors as shareholders of the Fund.”

Securities and Exchange Commission
June 23, 2015

Borrowings, page 4

5.	The disclosure states: “The Fund generally does not expect to engage in borrowings other than on a short-term or temporary basis.” Please clarify whether the fund may borrow for leveraging.

The requested clarification has been made.

Investing in Portfolio Funds involves special risks, including the following, page 6

6.	The disclosure, on page 7, states: “To the extent the Fund purchases non-voting securities of a Portfolio Fund or waives its right to vote its securities with respect to Portfolio Funds, it will not be able to vote on matters that…could adversely affect the Fund’s investment in the Portfolio Fund.” Please provide, where appropriate, a concise description of the conditions under which the Fund will waive its voting rights in the securities of the Portfolio Funds, addressing the following issues:

a)	Will the waivers of voting rights be contractual arrangements and, if so, what would be the consideration?

b)    Will the waivers be irrevocable?

c)    Who determines whether the Fund will waive its voting rights (e.g., the Adviser and/or the Board of Trustees)?  If the adviser may make the determination, has the Board adopted formal procedures for waiving the Fund’s voting rights?

d)    What standards will the Board apply to protect the rights of the Fund’s share-holders?

e)    Will the interests of the Adviser, or any affiliates or clients of the adviser, be considered when deciding to waive the Fund’s voting rights?

f)     What kinds of “non-voting securities” are referred to in this statement?

Per your comments, enhanced disclosures regarding waiver arrangements have been made.

Securities and Exchange Commission
June 23, 2015

The Offering, page 8

7.	Please inform us about the substance and status of the exemptive application with respect to the Class A shares and any other exemptive applications or no-action re-quests filed by the Fund.

The Fund filed an exemptive application on March 19, 2015, seeking an order from the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), as amended and pursuant to Section 17(d) under the 1940 Act and Rule 17d-1 thereunder, granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, to permit the Fund to offer multiple classes of its shares. We currently are awaiting initial comments from the Staff.

Investor Eligibility, page 10

8.	Please confirm whether every investor in the Fund will satisfy the definition of a “qualified client” in Rule 205-3(d) under the Advisers Act.

The Fund is not subject to any performance fee nor will the Fund invest in any 3(c)(1) Fund that is subject to a performance fee.  Accordingly, investors in the Fund are not required to be “qualified clients” under Rule 205-3 under the Advisers Act.

Repurchase Offers, page 12

9.	Please disclose how the “economic conditions of the securities markets” will affect the Board’s determination to make repurchase offers.

The requested disclosure has been made.

Summary of Fund Expenses, page 15

10.	We note that most of the fee table expense numbers are missing. Please provide them. It also appears that the Management Fee is not limited by the “Expenses Limitation Agreement.” Accordingly, please delete the reference to note “4” in the “Management Fee” line item.

Per your comment, the expense limitation footnote has been deleted from being referenced to “Management Fees.”

Securities and Exchange Commission
June 23, 2015

11.	Please confirm that the fee table’s “Acquired Fund Fees and Expense” entry will include all of the fees that are charged for an investment in a hedge fund or other investment vehicle, including all fees assessed at the time of purchase.

Confirmed.

12.	Footnote 7 states that the fee table expenses are “based on anticipated net proceeds of approximately $100 million from this offering.” Please explain to us the basis for this estimate.

The $100 million amount is based on estimates provided by the Adviser, including feedback from its marketing department on expected sales targets during the first year. In fact, in the next filing, the Fund intends to register shares in excess of $100 million.

13.	If the Fund anticipates that it may engage in any borrowing in the year following effectiveness of the registration statement, please provide in the fee table an estimate of the expenses and costs of such borrowing.

Not applicable.

Use of Proceeds, page 17

14.	The disclosure states that the Fund expects to be invested in accordance with its investment objective and policies. If the investment process will take more than three months, please disclose the reason for such a delay. See Item 7.2 of Form N-2 and Guide 1 to Form N-2.

Not applicable.

Liquidity Risks, page 35

15.	The disclosure states, “Although the Fund expects to repurchase shares from time to time, a shareholder may not be able to liquidate its shares for up to two years.” Please clarify this sentence. It appears to mean that, while the Fund might not offer to repurchase for “up to two years,” it is then obligated to offer to repurchase at the end of that two-year period. Is that reading of the sentence accurate? It appears to be inconsistent with language elsewhere in the prospectus, e.g., the cover page, stating “There can be no assurance that the Fund will make such repurchase offers.”

The referenced sentence has been deleted.

Securities and Exchange Commission
June 23, 2015

Special Tax Risks, page 38

16.	The description of the tax treatment of “passive foreign investment companies” is not sufficient. Please describe the tax treatment of the Fund’s PFIC investments if the Fund does not make either a mark-to-market election under Section 1296 of the Internal Revenue Code (“Code”) or a “qualifying electing fund” (“QEF”) under Section 1295(b) of the Code. Please also describe the effects of both elections or of the one which the Fund intends to make.

The requested disclosure has been made.

Net Asset Valuation, page 53

17.	Please confirm that the Fund will only invest in Portfolio Funds that “provide estimated net asset value determinations to the Fund on at least a monthly basis, generally within one or two weeks following the end of the month.”.

Confirmed.

Potential Conflicts of Interest, page 55

18.	Please disclose whether the Fund, its Adviser, and its principal underwriter have adopted codes of ethics under Rule 17j-1 of the 1940 Act. If not, why not? Also, if applicable, please disclose how investors may access these codes of ethics.

The requested disclosure has been made.

Appendix B – Adviser Performance Information

19.	The defined term, “Other Vehicle,” is initially set up to refer to Archstone Partners, L.P., but thereafter the term “Other Investment Vehicle” is used throughout the appendix. Please conform the disclosure.

The requested change has been made.

20.	Please identify the no-action letter or other precedent upon which the Fund is relying for this presentation of prior performance and explain to us how the Fund’s use of the performance of the Other Investment Vehicle complies with the criteria and conditions set forth in that no-action letter or other precedent.

Securities and Exchange Commission
June 23, 2015

We note the conformity of the disclosure with the Commission’s no-action position in Bramwell Growth Fund (pub. avail. August 7, 1996).

21.	The disclosure states that the “[Other Vehicle] represents the longest track record available among all similarly managed accounts by the Archstone Partnerships.” To present past performance information, Appendix B must disclose the performance of all accounts that are substantially similar to the Fund’s. Or, if any accounts are excluded, please confirm that the exclusion of such accounts would not cause the prior performance presented to be misleading.

We confirm that the exclusion of any account will not cause the prior performance presented to be misleading.

22.	Please revise the disclosure to state that the Other Investment Vehicle (and all other similarly managed accounts, if applicable) has “substantially similar objectives, policies and strategies.”

The requested revision has been made.

23.	The disclosure states, “there are certain differences between the investment policies of the Fund and the Other Investment Vehicle.” Please explain this statement.

As explained in the subsequent sentence the differences are mostly due to the fact that, unlike the Fund, the Other Investment Vehicle is not a registered investment company and its shares are not registered under securities laws.

24.	The disclosure states: “The returns shown for the Other Investment Vehicle reflect the actual fees and expenses incurred by the Other Investment Vehicle.” Please confirm that the “actual fees and expenses” includes sales loads. The disclosure also states: “Prospective investors should recognize that the Fund's fees and expenses may be higher than those of the Other Investment Vehicle. Accordingly, had the Other Investment Vehicle’s performance records reflected the Fund’s fees and estimated expenses, the Other Investment Vehicle's returns shown in the table may have been lower.” Please state whether or not the Fund’s fees and expenses are higher and, if so, that the Other Investment Vehicle’s performance would have been lower than what is presented if it reflected the Fund’s fees and expenses.

We confirm that the Other Investment Vehicle is not subject to a sales load; thus, there is no load reflected in the actual fees and expenses. As the fees and expenses of the Fund (Class I, the initial class) will be lower than those of the Other Investment Vehicle, the disclosure referenced in your comment regarding performance “may have been lower” has been deleted.

Securities and Exchange Commission
June 23, 2015

25.	Please state whether the Other Investment Vehicle could have complied with the diversification requirements and other restrictions imposed by Subchapter M of the Internal Revenue code.

We believe the Other Investment Vehicle could have complied with the diversification requirements and other restrictions imposed by Subchapter M of the Internal Revenue Code. In fact, based on Archstone testing, as of each of the last 3 fiscal year ends, the Other Investment Vehicle met the Subchapter M diversification tests.

26.	Please present average annual total return of the Other Investment Vehicle for 1, 5, and 10 years of operation or since date of inception if less than 10 years.

The requested information has been provided.

Summary of Fund Expenses, Expense Example and Seed Financials

27.	Please recalculate and correct the expense example.

The table has been recalculated and corrected per your comment.

28.	Under footnote 4 of the Summary of Fund Expenses, please indicate whether the waiver is subject to recapture by the Adviser. Please add the same disclosure after the final sentence in the first paragraph of Note 3(A) of the seed financials.

The requested disclosure has been added.

29.	Please correct footnote 8 to state that the amount shown “will be” absorbed by the Adviser.

The requested change has been made.

30.	Please remove the line in the expense example for Class A which does not contain the sales load.

The requested deletion has been made.

Securities and Exchange Commission
June 23, 2015

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours, /s/ George Silfen George Silfen